Exhibit 99.7

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION
AND OPERATING RESULTS – 2012

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three-month periods and the years ended February 29, 2012 and February 28, 2011. This MD&A should be read in conjunction with our consolidated audited financial statements for the year ended February 29, 2012 and February 28, 2011. Additional information on the Corporation, as well as registration statements and other public filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In this MD&A, financial information for the years ended February 29, 2012 and February 28, 2011 is based on the consolidated audited financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”),  and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on May 9, 2012. Disclosure contained in this document is current to that date, unless otherwise noted.

On January 1, 2011, IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada. The information presented in this MD&A, including information relating to comparative periods in 2011, is presented in accordance with IFRS. A discussion regarding the Corporation’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 elections and exemptions, can be found in the “International Financial Reporting Standards” section of this MD&A and in note 29 of the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain comments and statements contained in this MD&A constitute forward-looking statements that reflect Neptune’s objectives, estimates and expectations. These statements may include the use of terms such as “believe”, “anticipate”, “estimate”, “looking ahead” and “expect”, as well as the use of verbs in the conditional and future tenses. By their nature, these forward-looking statements involve certain risks and uncertainties. As a consequence, results could differ materially from the Corporation’s expectations. This MD&A as well as our Annual Information Form under the heading Risk Factors – available on SEDAR at www.sedar.com – deals with risks which could cause significant differences between the results contained herein and Neptune’s expectations. The forward-looking statements contained in this MD&A reflect our current assumptions and, accordingly, are subject to change. However, we disclaim all intentions and assume no obligation to update or revise the forward-looking statements, whether based on new information, events or other factors, unless required to do so by applicable securities’ laws.

management analysis of the financial situation and operating results

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Corporation continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

On the R&D front, the Company presented on March 24th 2011 at the 2011 Scientific Sessions of the American Heart Association its clinical results on the superior absorption of Neptune Krill Oil (NKO) as compared to competitive products. The Company sustained its research initiatives by continuously investing in product development, pre-clinical and clinical studies to validate the health benefits of its products.

On May 3rd, 2011, the Company realised gross proceeds from a non-brokered private placement of $12,420 through the offering of common shares at a price of $2.15 CAD or $2.25 USD plus 25% warrant coverage at $2.65 CAD or $2.75 USD. The private placement was done in two portions, the first portion of $10,920 on May 3rd and the second portion of $1,500 on May 13, 2011. In connection with the offering, Neptune issued to American investors a total of 2,722,222 common shares at a price of $2.25 USD per share and US warrants to purchase up to 680,556 additional shares at a price of $2.75 USD for a period of 18 months following their issuance. Neptune also issued to Canadian investors 3,062,835 common shares at a price of $2.15 CAD per share and Canadian warrants to purchase up to 765,709 additional shares at a price of $2.65 CAD for a period of 18 months following their issuance. In total Neptune issued 5,785,057 shares and 1,446,265 warrants. Immediately following the end of the first quarter, Officers and Directors exercised 550,000 options at a strike price of $2.60 representing an amount of $1,430 in aggregate cash proceeds.

Neptune also announced in May 2011 that the Company and its marine derived products successfully completed an extensive and rigorous review of key environmental claims by NSF International. Neptune has always been committed to providing the best natural marine-derived products with clinically proven health benefits while prioritizing environmental responsibility. Sustainability of krill, the primary biomass used by Neptune, is of paramount importance for the Company and its existing and potential strategic partners. The NSF certification will strengthen considerably its negotiation power and its position in the increasingly demanding krill industry. The audit was conducted to ensure clarity and conformance with the strict criteria of the International Organization for Standardization (IS0) 14021: Environmental labels and declaration as well as Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing  Claims. Based on the successful results of this audit and due diligence, Neptune has been approved by NSF to make the following five environmental claims:
•
Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respect the annual capture quota of the Commission for the Conservation of Antarctic Marine Living Resources(CCAMLR).

•	Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by-catch.
•	Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations.
•	Neptune’s OceanExtract™ patented process recycles an annual 99% of the extraction solvent used during the manufacture of Neptune krill oils.
•	Neptune only uses krill that is 100% traceable to the source of capture.

In the second quarter, the Company appointed Raj Nakra Associates as an agent for the Indian market. Raj Nakra Associates already represents worldwide recognized brands and will bring along great knowledge of the Indian market within the pharmaceutical industry, dietary supplement and functional food industry.

management analysis of the financial situation and operating results

The Company also finalized agreements with two major US distributors to sell Neptune Krill Oil through their well established network of US national retailers and wholesalers.  These two distributors, which have over 70 years of industry expertise, are both strong brand promoters and innovators in various categories of supplements that are substantiated with proven science. The two distributors represent together close to 30% of the US mass market nutraceutical business, accessing more than 100,000,000 Americans with nationwide market coverage in over 54,000 retailers.

On July 5, 2011, the Company appointed to its Board of Directors Dr. Anthony Holler, the former CEO of ID Biomedical a company dedicated to the commercial development of medical products and technologies for the diagnosis, treatment and prevention of human infectious diseases. Dr. Holler also sits on numerous corporate boards across the country.

During the third quarter, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

SKFC is a publicly listed corporation in China and is 43% owned by Shanghai Fisheries General Corporation (SFGC), a very large fishing conglomerate owned by the Government of China. In total, SFGC is involved with more than 30 wholly-owned or J/V companies. They are specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. They are present in more than 10 countries and employ more than 4,000 employees. SKFC has also the largest fleet of vessels of krill harvesting in the Antarctic Ocean which will secure supply to Neptune-SKFC Biotechnology as well as Neptune.

During the third quarter, the Corporation purchased subscription rights and, following regulatory approval, obtained and exercised its right to subscribe to the Acasti rights offering which closed on September 14, 2011. After exercising its rights and subscribing to approximately 2 million shares at $1.25, an investment of approximately $2,500 concurrent with third parties subscriptions of $5,500, Neptune’s ownership position in Acasti became 57%.

Neptune also welcomed Michel Chartrand as Chief Operating Officer. Mr. Chartrand, a business management specialist, has held several management positions throughout his career, during which he gained extensive experience in operations management, business development and strategic alliances and integrations. Mr. Chartrand has been an important board member for Neptune since 2005, for Acasti since 2008, and for NeuroBioPharm Inc. since 2011. Following his hiring Mr. Chartrand has withdrawn from the Audit Committee of the Corporation.

During the third quarter, Biosym, a Denmark based distributor, was honored for its product Omnikrill (100% Pure NKO®) as the Product of the Year in Denmark. Biosym was complimented amongst other things for its innovative profile.

On October 5, 2011 Neptune announced that the U.S. Patent and Trademark Office (“USPTO”) had granted Neptune a new patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the U.S. market and is valid until 2025. Neptune’s issued US patent (U.S. No. 8,030,348) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. The 8,030,348 patent (Pat. 348) protects Neptune Krill Oil (NKO®) and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the U.S. market.

In regards to its intellectual property protection, the Corporation has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

management analysis of the financial situation and operating results

On October 4, 2011, Neptune filed complaints in the U.S. District Court for the District of Delaware alleging infringement of its issued patent. The action was filed by Neptune for infringement of its issued omega-3 composition patent against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc., and Schiff Nutritional International. Neptune has also launched separate infringement actions against Enzymotec Limited., Enzymotec USA, Inc., Mercola.com Health Resources, LLC and Azantis, Inc.

On November 16, 2011, Neptune announced that the USPTO had issued another U.S. patent No. 8,057,825 (Pat. 825) that protects and provides Neptune with the exclusive use of krill extracts in the U.S., as a method for reducing cholesterol, platelet adhesion and plaque formation.

On November 28, 2011 Neptune’s common shares started trading on the TSX Exchange under the symbol “NTB” following its migration from TSX-V.

On January 12, 2012 Neptune announced the submission of several “Continuation” applications pending in the USPTO related to Pat. 348 and Pat. 825. Under United States patent law, a Continuation is a patent application which follows, and claims priority to, an earlier filed patent application. Neptune filed two Continuations claiming the benefit of the Pat. 348, which was filed in 2002 and granted in October 2011, and one Continuation claiming the benefit of the Pat. 825, which was filed in 2006 and granted in November 2011.

On February 02, 2012 Neptune announced that, pursuant to an agreement by the parties in the patent infringement litigation initiated by Neptune in the U.S. District Court in Delaware, the court has ordered a stay of the litigation until the USPTO concludes its inter partes re-examination of the Neptune patent at issue in the case Pat. 348.

On February 13, 2012 Neptune announced that it acquired 750,000 newly issued Class “A” common shares in the capital of Acasti Pharma Inc. The Shares were acquired at a price of $1.33 CAD per share for an aggregate consideration of $1,000 pursuant to a subscription agreement entered into with Acasti. The Subscription Agreement was entered into as part of a private placement of Shares pursuant to which Acasti raised approximately $2,000. After completion of the Private Placement, Neptune has beneficial ownership and control over 41,367,733 Shares, representing 57% of the issued and outstanding shares in the capital of Acasti.

On February 15, 2012 Neptune announced that Jamieson Laboratories was initiating commercialisation of NKO® in the Canadian
Food, Drug and Mass Market retail channel coast to coast. Jamieson, Canada’s largest manufacturer and distributor of dietary supplements celebrates this year its 90th anniversary, confirming market leadership earned by consistently providing innovative products of the highest quality, purity and safety. Jamieson offers more than 250 different products in over 7,000 stores nationwide.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in September 2011 at VitaFood in Paris. After the successful launch of its new product, Eco Krill OilTM (“EKOTM”) in 2010, Neptune will be testing in fiscal 2013 the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be developing pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are finished and the Company should announce the outcome of these two partnerships before the end of Q2 fiscal 2013 (August 2012). In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

management analysis of the financial situation and operating results

During the entire year, Neptune continued its investor relations efforts in order to increase Neptune’s visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX. More specifically, the Company presented on March 15, 2011 at the 23rd annual Roth OC Growth Stock Conference in California. Over 400 companies selected by Roth Capital Partners were presenting at the Conference and over 1,000 buy-side investors attended the conference.

Following the end of the fiscal year, on March 9, 2012 and in the presence of the Premier of Québec, Jean Charest, Neptune announced that the company had finalized its expansion plans at its Sherbooke plant, which is expected to generate an investment of more than $20,000 and create at least 40 new jobs. Neptune expects to triple its production capacity with the expansion of the Sherbrooke plant. The first phase is expected to be completed by November 2012. The excavation began in December 2011. For its expansion project, Neptune counted on the financial support of various key players. The Provincial Government, via Investissement Québec, agreed to contribute a $3,000 grant, plus $1,100 in investment tax credits. The Federal Government, via Canada Economic Development, agreed to contribute $3,500 via an interest-free loan. Also, Desjardins Business Center agreed to contribute a $9,000 mortgage loan, and Sherbrooke Innopole a $200 grant. The balance is expected to be provided by Neptune’s working capital. In addition to the 90 to 100 people employed during the construction, the entire project is expected to create more than 40 permanent jobs in Sherbrooke, in addition to the 65 existing positions.  The new two-level building with an area of 40,000 square feet will almost entirely be dedicated to the production process, in addition to the existing 12,000 square feet facility, which accommodates labs, administrative offices and the current production facility. The structure of the new plant is very innovative and will allow greater flexibility for Neptune’s production lines and improved efficiency and productivity for the Company.

Two weeks later, on March 27, 2012, Neptune announced that it had appointed Platinum VIII Investements & Media LLC. as investor relation firm for the United States.

On the same date, Neptune announced that the company had entered into a multi-year partnership with former National Football League Super Bowl Champion and Hall-of Fame quarterback, John Elway.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

During the year ended February 29, 2012 (the “year”), Acasti made significant progress in its research and pharmaceutical product development, advancing with its prescription drug candidate while expanding its commercialization efforts for its medical food “Onemia™”. The following is a summary of the year’s highlights:

On March 31 2011, Acasti shares initiated trading under the APO ticker on the TSX-Venture Exchange. Acasti complied with all conditions and regulatory requirements of the TSX-Venture Exchange after successfully completing the due diligence.

In July 2011, Acasti welcomed Dr. Harlan Waksal on board as Executive Vice-President, Business & Scientific Affairs. Dr. Harlan Waksal is involved in the execution of the United States strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the FDA of the United States. Dr. Harlan Waksal is also involved in other scientific operations as well as in business development.

On September 16, 2011, Acasti announced that its Rights Offering, previously announced on June 16, 2011, has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the rights offering have been issued by Acasti, for a total of 6,445,444 shares representing net proceeds of $7,850. Neptune participation in the rights offering was for $2,500.

Health Canada informed Acasti that there was no objection to the two studies proposed by Acasti based on the information and material provided to support the Clinical Trial Application (CTA). During the year, Acasti initiated the two phase II clinical studies in Canada: i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti’s prescription drug candidate) for the management of moderate to high hypertriglyceridemia. The first patients were enrolled in the study in October 2011; and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patient was enrolled in December 2011. Recruitment of these clinical trials is well underway.

management analysis of the financial situation and operating results

In order to speed up its development, Acasti is near completion of its preclinical Good Laboratory Practices (GLP) program (IND-enabling program). Within the preclinical R&D program, Acasti reported preclinical results showing that its leading drug candidate CaPre™ performed significantly better on overall lipid management, especially reduction of triglycerides. Data also showed that CaPre® is significantly more effective than the currently marketed drug, Lovaza®, at managing impaired glucose tolerance (IGT) a serious pre-diabetic state associated with increased risk of diabetes and heart disease, commonly encountered in patients with high triglycerides and metabolic syndrome.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Multiple physicians were satisfactorily sampled and have initiated their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor’s recommendation only) medical food. The success of Onemia™ should provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development.

On February 13, 2012, Acasti completed a private placement pursuant to which Dr. Harlan Waksal, Acasti’s Executive Vice-President, Business & Scientific Affairs, and Neptune have subscribed to Acasti’s capital stock for total net proceeds of $1,979 issuing a total of 1,500,000 shares and 750,000 warrants exercisable at $1.50 for 3 years. Neptune’s participation in the private placement was for 750,000 shares of proceeds of approximately $ 1,000.

Increasing awareness of Acasti products in strategically selected medical and financial conferences is of paramount importance for Acasti’s strategic planning. During the year the Corporation actively participated amongst others, in the following meetings.
•	Joint Conference - Nutrition, Physical Activity and Metabolism / Cardiovascular Disease Epidemiology and Prevention 2011 Scientific Sessions of the American Heart Association
•	The 2011 Anti-Aging Medicine and Biomedical Technologies meeting
•
The American Academy of Private Physicians (AAPP), The Omega-3 Phospholipid Webinar entitled: “An All-Natural Broad-Spectrum Lipid Therapy; as an Added Revenue Stream” potentially benefiting concierge doctors dispensing from their offices.

•	The National Lipid Association Annual Conference
•	The American Heart Association Annual Symposium
•	The JMP Securities Healthcare Conference, September 27, 2011, held in New York
•	The 2012 OneMedForum Conference, January 9 to 12, 2012, held in San Francisco

NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”)

The status of the corporation’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During fiscal year 2012, the corporation made significant progress in its scientific research and development programs. NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing research with newly developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

management analysis of the financial situation and operating results

For NeuroBioPharm, a medical food candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

All together, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

Product	Channel	Indication	Stage of development	Launch Year
MPL VI	Medical food	Prevention of cognitive decline	End of clinical Phase IV	2013/2014
MPL VII	OTC	Memory, concentration and learning disorders	Preclinical	2013/2014
MPL VIII	Medical food	ADHD	Preclinical	2013/2014
MPL IX	Prescription Drug	Alzheimer’s disease	Product development	n/a

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to medical food, NeuroBioPharm has completed a clinical study evaluating the efficacy of NKO® softgels in patients diagnosed with early stage Alzheimer’s disease when compared to fish oil and a placebo. Following the receipt of the study results and clinical report, NeuroBioPharm should, if agreed between the parties publish these results and try to negotiate the terms of a License Agreement with the other party.

NeuroBioPharm’s available funds are provided by Neptune, on an ongoing basis. NeuroBioPharm’s available funds will be used to execute the corporation’s business plan for the next twelve (12) months. The principal use of available funds over the upcoming year is estimated as follows: $400 for prescription drug development program and $350 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150. NeuroBioPharm does not intend to raise additional proceeds to fund any anticipated negative operating cash flow and does not expect any material capital expenditures for the next twelve months, except as disclosed above.

On November 16, 2011, NeuroBioPharm withdrew its non-offering prospectus from the authorities in order to allow Neptune to migrate to the TSX. Management is presently considering re-submitting another non-offering prospectus to the authorities.

management analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month and year ended February 29, 2012, February 28, 2011 and February 28, 2010. This annual information has been derived from the consolidated audited financial statements for the year ended February 29, 2012 and February 28, 2011 and the notes thereto, prepared in accordance with IFRS, and for the year ended February 28, 2010, in accordance with Canadian GAAP. The information for the three-month periods ended February 29, 2012 and February 28, 2011 has been derived from the unaudited financial statements for these periods.

(In thousands of dollars, except per share data)
	Three-month period ended February 29,	Three-month period ended February 28,	Year ended February 29,	Year ended February 28,	Year ended February 28,
	2012	2011	2012	2011	2010(3)
	$	$	$	$	$
Revenue from sales	5,368	4,078	19,124	16,583	12,664
Adjusted EBITDA1	(775)	(1,304)	(2,593)	258	(1,190)
Net loss	(134)	(2,212)	(4,593)	(1,693)	(1,535)
Net profit (loss) attributable to
the owner of the Corporation	491	(1,740)	(1,928)	(410)	n/a
Net earnings (loss) per share:
Basic	(0.01)	(0.04)	(0.04)	(0.01)	(0.04)
Diluted	(0.01)	(0.04)	(0.04)	(0.01)	(0.04)

Total assets	44,736	22,803	44,736	22,803	17,566
Working capital2	24,309	9,562	24,309	9,562	4,497
Total equity	32,624	13,266	32,624	13,266	7,996
Long term debt (incl. current portion) portion)	5,754	5,415	5,754	5,415	6,275

Key ratios (% of revenue):
Gross profit	54%	46%	53%	56%
Selling expenses	9%	9%	11%	9%
General and administrative expenses	61%	55%	51%	40%
Research and development expenses	(1%)	25%	20%	17%
Adjusted EBITDA	(14%)	(32%)	(14%)	2%

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3	Prepared in accordance with Canadian GAAP.

management analysis of the financial situation and operating results

RECONCILIATION OF NET PROFIT (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
	Three-month period ended	Three-month period ended	Year ended	Year ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(134)	(2,212)	(4,593)	(1,693)
Add (deduct):
Depreciation and amortization	193	219	764	812
Finance costs	142	294	380	616
Stock-based compensation	1,083	185	3,449	737
Foreign exchange (gain) loss	221	168	(278)	196
Change in fair value of derivatives	(80)	136	(115)	(353)
Impairment and loss from sale of property, plant
and equipment	-	-	-	217
Gain on expiry of warrants	-	(94)	-	(274)
Income taxes - deferred taxes	(1,000)	-	(1,000)	-
Recognition of investments TC from prior years	(1,200)	-	(1,200)	-
Adjusted EBITDA	(775)	(1,304)	(2,593)	258

management analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The nutraceutical segment is profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ended February 29, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	19,124	4,283	4,353	5,120	5,368
Adjusted EBITDA1	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,258)	(1,768)	(1,433)	(134)
Net loss attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Note: Prepared under IFRS

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA1	258	664	836	62	(1,304)
Net profit (loss)	(1,693)	494	523	(498)	(2,212)
Net loss attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Note: Prepared under IFRS

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	12,664	2,878	1,371	3,758	4,657
Adjusted EBITDA1	(1,190)	(284)	(1,634)	440	288
Net profit (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)
Diluted earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)
Note: Prepared under Canadian GAAP

Note:  The financial information prepared for all periods in 2010 were prepared in accordance with Canadian GAAP.

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

management analysis of the financial situation and operating results

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the year ended February 29, 2012, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate the same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

management analysis of the financial situation and operating results

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended February 29, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	5,357	11	-	5,368
Adjusted EBITDA	185	(782)	(178)	(775)
Net profit (loss)	1,379	(1,308)	(205)	(134)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309

Adjusted EBITDA calculation
Net profit (loss)	1,379	(1,308)	(205)	(134)
add (deduct)
Depreciation and amortization	190	3	-	193
Finance costs	139	3	-	142
Stock-based compensation	537	519	27	1,083
Foreign exchange loss	220	1	-	221
Change in fair value of derivatives	(80)	-	-	(80)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment TC from prior years	(1,200)	-	-	(1,200)

Adjusted EBITDA	185	(782)	(178)	(775)

Three-month period ended February 28, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	4,078	-	-	4,078
Adjusted EBITDA	(188)	(892)	(224)	(1 304)
Net profit (loss)	(985)	(987)	(240)	(2,212)
Total assets	19,699	2,994	110	22,803
Working capital	6,745	2,768	49	9,562

Adjusted EBITDA calculation
Net profit loss	(985)	(987)	(240)	(2,212)
add (deduct)
Depreciation and amortization	214	5	-	219
Finance costs	293	1	-	294
Stock-based compensation	119	50	16	185
Foreign exchange (gain) loss	171	(3)	-	168
Change in fair value of derivatives	-	136	-	136
Gain on expiry of warrants	-	(94)	-	(94)

Adjusted EBITDA	(188)	(892)	(224)	(1,304)

management analysis of the financial situation and operating results

Year ended February 29, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	19,113	11	-	19,124
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309

Adjusted EBITDA calculation
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
add (deduct)
Depreciation and amortization	753	11	-	764
Finance costs	371	9	-	380
Stock-based compensation	1,797	1,321	331	3,449
Foreign exchange (gain) loss	(300)	22	-	(278)
Change in fair value of derivatives	(115)	-	-	(115)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment TC from prior years	(1,200)	-	-	(1,200)

Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)

Year ended February 28, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	16,583	-	-	16,583
Adjusted EBITDA	2,818	(2,183)	(377)	258
Net profit (loss)	1,010	(2,276)	(427)	(1,693)
Total assets	19,699	2,994	110	22,803
Working capital	6,745	2,768	49	9,562

Adjusted EBITDA calculation
Net profit (loss)	1,010	(2,276)	(427)	(1,693)
add (deduct)
Depreciation and amortization	799	13	-	812
Finance costs	440	176	-	616
Stock-based compensation	507	180	50	737
Foreign exchange (gain) loss	198	(2)	-	196
Change in fair value of derivatives	(353)	-	-	(353)
Gain on expiry of warrants	-	(274)	-	(274)
Impairment and loss from sale of property and equipment	217	-	-	217

Adjusted EBITDA	2,818	(2,183)	(377)	258

management analysis of the financial situation and operating results

Operating results

Revenue
Revenue for the fourth quarter continued to increase to a record amount of $5,368 for the three-month period ended February 29, 2012, representing an increase of 32% compared to $4,078 for the three-month period ended February 28, 2011. For the year ended February 29, 2012, revenues were $19,124, up 15% from $16,583 for the year ended February 28, 2011. These increases in the Corporation’s revenue are mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKO™, especially from new distribution in the United States following the grants of its new patents. The Corporation has managed to considerably increase its market share while keeping its gross margin above 50% for the entire year.

Virtually all of the Corporation’s sales are derived from the nutraceutical segments.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and years ended February 29, 2012 and February 28, 2011:

	Three Months	Three Months	Year	Year
	Ended February 29,	Ended February 28,	Ended February 29,	Ended February 28,
	2012	2011	2012	2011
Gross profit	2,886	1,876	10,060	9,218
Gross profit as % of revenue	54%	46%	53%	56%

Gross profit for the quarter ended February 29, 2012 amounted to $2,886 or 54% an increase of 8% compared to 46% or $1,876 for the same period in 2011. For the year ended February 29, 2012 gross profit was 53% compared to 56% for last year's corresponding period. The increase in the fourth quarter was primarily due to the slight increase in pricing as well as better control over the production costs and increases in productivity.

Selling expenses
Selling expenses for the three-month and years ended February 29, 2012 and February 28, 2011 were as follows:

	Three Months	Three Months	Year	Year
	Ended February 29,	Ended February 28,	Ended February 29,	Ended February 28,
	2012	2011	2012	2011
Selling expenses	505	381	2,090	1,410
Selling expenses as % of revenue	9%	9%	11%	9%

Selling expenses amounted to $505 or 9% of revenue in the fourth quarter ended February 29, 2012 compared to $381 or 9% of revenue for the corresponding period in 2011. For the year ended February 29, 2012, selling expenses amounted to $2,090 or 11% of revenue compared to $1,410 or 9% of revenue for last year's corresponding period. The increase in the year end percentage was largely due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world. The Corporation managed to maintain selling expenses as the same percentage of revenue in the fourth quarter due to the corresponding increase in revenue.

management analysis of the financial situation and operating results

General and Administrative Expenses
G&A expenses for the three-month and years ended February 29, 2012 and February 28, 2011 were as follows:

	Three Months	Three Months	Year	Year
	Ended February 29,	Ended February 28,	Ended February 29,	Ended February 28,
	2012	2011	2012	2011
General and administrative expenses	3,293	2,230	9,804	6,682
General and administrative expenses as % of revenue	61%	55%	51%	40%

G&A expenses amounted to $3,293 in the fourth quarter ended February 29, 2012, an increase of $1,063 compared to the corresponding period in 2011. G&A expenses amounted to $9,804 for the year ended February 29, 2012, an increase of $3,122 over last year's corresponding period. The increase over 2011 is mainly explained by increased stock based compensation expense of $836 and $2,123 for the three month and year ended February 29, 2012 respectively because of additional grants during the year. The increase is also due to increased legal fees for Intellectual Property defense costs incurred during the three and twelve month periods ended February 29, 2012. Acasti has also hired several new employees to support its development plan.

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month and year ended February 29, 2012 and 2011 were as follows:

	Three Months	Three Months	Year	Year
	Ended February 29,	Ended February 28,	Ended February 29,	Ended February 28,
	2012	2011	2012	2011
Research and development expenses net of tax credits	(30)	1,023	3,909	2,759
Research and development expenses, net of tax credits as % of revenue	(1)%	25%	20%	17%

R&D expenses amounted to ($30) in the fourth quarter ended February 29, 2012, a decrease of $1,053 compared to the same period in 2011. R&D expenses amounted to $3,909 for the year ended February 29, 2012, an increase of $1,150 over last year's corresponding period. The decrease of $1,053 in the fourth quarter is mainly due to the recognition of investment tax credits from prior years in the amount of $1,200 in the nutraceutical segment because the Company determined that there was reasonable assurance that they would be realized, given the recent history of profitability in this segment. The increase in the year ended February 29, 2012 regardless of the fourth quarter adjustment is mainly attributable to investments by Neptune, Acasti and NeuroBio, including the improvement of the extraction process and experimentation with new biomass. Acasti has also instigated its phase II study as well as an open label study. The increase over 2011 is also explained by increased stock based compensation expense of $71 and $473 for the three month and year ended February 29, 2012, respectively.

Finance costs
Finance costs for the three-month and year ended February 29, 2012 and 2011 were as follows:

	Three Months	Three Months	Year	Year
	Ended February 29,	Ended February 28,	Ended February 29,	Ended February 28,
	2012	2011	2012	2011
Finance costs	142	294	380	616
Finance costs as % of revenue	3%	7%	2%	4%

Finance costs amounted to $142 in the fourth quarter ended February 29, 2012, a decrease of $152 compared to the same period in 2011. Finance costs amounted to $380 in the year ended February 29, 2012 compared to $616 for the same period in 2011. This decrease is mainly attributable to the impact of the adoption of IFRS, resulting in certain financial instruments being reclassified as liabilities and re-evaluated at the end of each quarter, with changes recorded in earnings. In 2011, finance costs also included a charge of $176 for the change in fair value of derivative financial instruments. In 2012, the change in fair value of derivatives financial instruments resulted in a gain, which is excluded from costs.

management analysis of the financial situation and operating results

Foreign exchange gain (loss)
Foreign exchange gain (loss) for the three-month and year ended February 29, 2012 and 2011 were as follows:

	Three Months	Three Months	Year	Year
	Ended February 29,	Ended February 28,	Ended February 29,	Ended February 28,
	2012	2011	2012	2011
Foreign exchange gain (loss)	$(222)	$(168)	$278	$(196)
Foreign exchange gain (loss) as % of revenue	4%	(4)%	1%	(1)%

Foreign exchange loss amounted to $222 in the fourth quarter ended February 29, 2012, an increase of $54 compared to the same period in 2011. Foreign exchange gain amounted to $278 for the year ended February 29, 2012 compared to ($196) for the same period in 2011. These increases and decreases are mainly attributable to the fluctuations of the US currency against the Canadian currency.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
Adjusted EBITDA improved by $529 for the three-month period ended February 29, 2012 to ($775) compared to ($1,304) for the three-month period ended February 28, 2011. Adjusted EBITDA decreased by $2,851 for the year ended February 29, 2012 to ($2,593) compared to $258 for the same period in 2011. The improvement for the three-month period ended February 29, 2012 is mainly attributable to the increased revenues and gross margin. The decrease for the year ended February 29, 2012 is mainly attributable to an increase in R&D expenses in the subsidiaries to support their programs by approximately $450 and $3,485 for the three-month and year ended February 29, 2012 respectively. The decreases are also due to higher selling expenses due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world. The Corporation also spent more in investor relations and professional fees.

Net profit (Loss)
The Corporation realized a consolidated net loss for the three-month period ended February 29, 2012 of ($134) compared to ($2,212) for the three-month period ended February 28, 2011. The Corporation realized a consolidated net loss for the year ended February 29, 2012 of ($4,593) or ($0.04) per share compared to a net loss of ($1,693) or ($0.01) per share for the year ended February 28, 2011. The improvement in the net loss for the three-month period ended February 29, 2012 is mainly attributable to the recognition of a deferred tax asset and the recognition of investments tax credits  from prior years of $1,000 and $1,200 respectively in the nutraceutical segment because the criteria for recognition of these assets was met. The increase in the net loss for the year ended February 29, 2012, net of the tax assets recognized, is attributable to the increase in both selling and G&A expenses due to more hiring, more trade shows and higher stock-based compensation expense of $680 and $3,123 respectively.

Liquidity and Capital Resources

Operating Activities
During the year ended February 29, 2012, the operating activities generated a decrease in liquidities of $7 246, compared to a decrease of $4,201 for the corresponding period ended February 28, 2011. The difference in the change in liquidities derived from the operating activities is mainly attributable to the lower earnings for the year ended February 29, 2012 over the corresponding period of 2011, partially offset by higher non-cash charges, including the stock-based compensation expense, deferred tax and investment tax credit recognized from prior years. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, especially by an increase in trade and other receivables of $2,894 and inventories by $2,288 resulting from the growth in the Corporation's business.

Investing Activities
During the year ended February 29, 2012, the investing activities generated a decrease in liquidities of $10,100. This decrease is mainly due to the net purchase of short-term investments for $9,089 and the acquisition of property, plant and equipment for $907. In 2011, investing activities generated a decrease in liquidities of $3,294, primarily from the net purchase of short-term investments of $2,512 and additions to property, plant and equipment of $995.

management analysis of the financial situation and operating results

Financing Activities
During the year ended February 29, 2012, the financing activities generated an increase in liquidities of $21,221. This increase is mainly due to net proceeds from the private placement financing for an amount of $11,477 as well as proceeds from the exercise of subsidiary rights and private placement for an amount of $6,405, increase in loans and borrowings of $1,290 and from proceeds from the exercise of options for an amount of $2,816. This increase was reduced by repayment of loans and borrowings for $958. In 2011, financing activities generated an increase in liquidities of $6,428, primarily from funds raised from private placement ($2,482), exercise of warrants and options ($3,483) and the exercise of subsidiary options ($1,242) offset by repayment of loans and borrowings of $1,042.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $3,805 for the year ended February 29, 2012.

At February 29, 2012, the Corporation’s liquidity position, consisting of cash and short-term investments, was $16,477.

Also, at February 29, 2012, the Corporation had an authorized operating line of credit $2,000, of which $80 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

Off Balance Sheet Arrangements and Contractual obligations

The Corporation's contractual obligations as at February 29, 2012 are presented in the following table:

February 29, 2012
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$4 971	$4 971	$4 971	$–	$–
Loans and borrowings	5 754	5 754	2 909	2 845	–
Research and development contracts	2 653	–	1 593	1 060	–
Lease contracts	3 472	–	287	1 414	1 771
	$16 850	$10 725	$9 760	$5 319	$1 771

Derivatives over the Corporation’s own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $544 of advance payments at February 29, 2012 may be refundable in the next year if the Corporation fails to meet certain development milestones.

The Corporation has no off-balance sheet arrangements as at February 29, 2012, except for the following commitments:

The Corporation rents its premises pursuant to an operating lease expiring December 31, 2013. In April 2012, the Corporation signed a sublet agreement for these premises and entered into a new operating lease agreement commencing October 1, 2012 for a period of ten years.

Minimum lease payments for the next five years are $275 in 2013 and $352 in 2014 and thereafter.

management analysis of the financial situation and operating results

In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing agreements in the amount of $15,500 were entered into shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $9,000 bearing interest at prime rate plus 2% with a five year term, an interest-free loan in the amount of $3,500 with a ten year term, and a $3,000 government grant. As at February 2012, the Corporation signed agreements amounting to approximately $860 with various suppliers with respect to the plant expansion.

Subsequent event

Since February 29, 2012, the Corporation and its subsidiaries have granted options and warrants. The Corporation has granted 2,580,000 options to purchase Corporation Class A shares, exercisable at USD$3.05, USD$3.15 and $3.15 expiring three years after their grant date. Acasti has granted 2,155,000 options to purchase Acasti Class A shares, exercisable at $2.10 expiring five years after their grant date. NeuroBioPharm has granted 730,000 warrants to purchase NeuroBioPharm Class A shares, exercisable at $0.75 expiring four years after their grant.

FINANCIAL POSITION
The following table details the important changes to the balance sheet (other than equity) at February 29, 2012 compared to February 28, 2011:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)

Cash	3,805	See cash flows statement
Short-term investments	9,198	Purchase of short-term investments
Trade and other receivables	2,994	Extended terms for products launches
Inventories	2,288	Purchase of raw material for increased demand
Property, plant and equipment	1,468	Plant expansion project
Trade and other payables	1,713	Extended terms from raw material suppliers

See the statement of changes in equity for details of changes to the equity accounts from February 2011.

FINANCIAL INSTRUMENTS

Refer to note 21 to the consolidated financial statements.

management analysis of the financial situation and operating results

PRIMARY ANNUAL FINANCIAL RATIOS

	February 29,	February 28,	March 1,
	2012	2011	2010
Working Capital Ratio (current assets/current liabilities)1	3.62	2.67	1.75
Solvency Ratio (Loans and borrowings / Total equity)*2	0.18	0.41	1.02

* including convertible debentures, debenture conversion options and derivative financial liabilities for 2010.

1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Corporation’s Working Capital Ratio improved during the year ended February 29, 2012 compared to the periods ended February 28, 2011 and March 1, 2010 mainly due to the proceeds from the private placement concluded in May 2011 and the exercise of subsidiary rights in September 2011. The Corporation’s solvency ratio improved during the year ended February 29, 2012 compared to the period ended February 28, 2011 and to March 1, 2010 mainly due to the decrease and increase of the Corporation’s loans and borrowings and total equity, respectively.

RELATED PARTY TRANSACTIONS
Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 29, 2012, total royalties included in operating expenses amounted to $193 (2011 - $164). As at February 29, 2012, the balance due to this corporation under this agreement amounts to $190 (February 28, 2011 - $178; March 1, 2010 - $175). This amount is presented in the consolidated statement of financial position under ''Accounts payable and accrued liabilities''.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.
Refer to note 27 of the consolidated financial statements for key management personnel compensation.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Corporation’s February 29, 2012 consolidated financial statements are the Corporation’s first consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The comparative periods included in these consolidated financial statements have been restated to IFRS and the Corporation has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Corporation’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Borrowing costs
The Corporation has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

(ii)	Share-based payment
The Corporation did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)	Designation of financial assets and financial liabilities
The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

management analysis of the financial situation and operating results

(iv)	Non-controlling interests
The Corporation will apply prospectively from the date of transition to IFRSs:
-
the requirement that total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance; and

-	the requirements for accounting as equity transaction for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity as at March 1, 2010 and February 28, 2011 and net earnings and comprehensive income for the year ended February 28, 2011 reported under Canadian GAAP to those reported under IFRS:

Reconciliation of equity:

	March 1, 2010	February 28, 2011

Equity under Canadian GAAP	$7,996	$14,204

Adjustments:
Property, plant and equipment	(1,071)	(938)
Convertible debenture	(22)	–
Debenture conversion options	(489)	–
Derivative financial liabilities	(234)	–
Equity under IFRS	$6,180	$13,266

Reconciliation of net earnings and comprehensive income:

Year ended
February 28, 2011

Net earnings and comprehensive income under Canadian GAAP	$516

Adjustments:
Property, plant and equipment	133
Share-based payments	(18)
Net finance costs	441
Gain on dilution	(2,765)
Net earnings and comprehensive income under IFRS	$(1,693)

Property, plant and equipment - component accounting:

Under Canadian GAAP, the Corporation did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Corporation applied component accounting to its buildings.

management analysis of the financial situation and operating results

Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the last vesting tranche of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock-based compensation expense in the amount of $18 for the year ended February 28, 2011. The accumulated balance of stock-based compensation related to the subsidiary options in the amount of $98 for the year ended February 28, 2011 were reclassified to subsidiary options.

Share issue costs:

Under previous Canadian GAAP, share issue costs were netted against deficit. Under IFRS, these costs are netted against share capital. As at February 28, 2011, an amount of $183 was reclassified from deficit to share capital.

Debenture Call-Options:

Under previous Canadian GAAP, the Debenture Call-Options over Acasti shares issued by Neptune were determined to be an equity instrument. Under IFRS, the Corporation concluded that the Debenture Call-Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Corporation determined that the instruments outstanding as at November 15, 2009 had a fair value of $244. In reconciling to IFRS, the increase in fair value from the issue date nil carrying amount was recognized as a pre-transition loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009 and therefore at the date of transition.

Warrants:

The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to retained earnings at that date.

management analysis of the financial situation and operating results

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income. Consequently, a fair value increase of $176 was recognized as an adjustment for the year ended February 28, 2011 in “Finance costs”. During the period, 36% of the warrants were exercised. As a result, an additional amount of $136, corresponding to the fair value of the warrants at the time of their exercise, was recorded in share capital. On November 17, 2010, the remainder of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $273 recorded in “Finance income”.

Convertible debentures:

In 2008, the Corporation issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, these convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $22 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $58 higher. Those differences were charged to retained earnings at that date.

The Corporation valued the embedded equity conversion derivative at the date of transition and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in “Debenture conversion options”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80 was reclassified to this account, along with an increment of $409 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance income in the amount of $353 in statement of earnings and comprehensive income, along with the increase in accretion expense in the amount of $10 for the year ended February 28, 2011.

Non-controlling interest:

At the date of transition, Neptune applied IAS 27 - Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Corporation’s accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Corporation uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765 for the year ended February 28, 2011 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

management analysis of the financial situation and operating results

In accordance with new guidance, the Corporation allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

Year ended
February 28, 2011

Non-controlling interest, beginning of period	$–
Exercise of Debenture Call-Options	72
Exercise of Conversion Call-Options	125
Exercise of subsidiary warrants by Neptune	1,303
Exercise of subsidiary warrants by third parties	703
Net loss and comprehensive loss attributable to the non-controlling interest	(1,282)
$921

Presentation of statement of operations:

As the Corporation has elected to present expenses recognized in comprehensive loss using a classification based on their function within the Corporation, certain expenses such as amortization expense and stock-based compensation expense were reallocated to cost of sales, selling, general and administrative and research and development expenses.

FUTURE ACCOUNTING CHANGES

Refer to note 3 of the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the year ended February 29, 2012 and February 28, 2011, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following are the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the year ended February 29, 2012 and February 28, 2011.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, the nature of significant judgments made by management applying the Corporation’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS.

management analysis of the financial situation and operating results

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:
•	Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•	Utilization of tax losses;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Refer to notes 2(d) and 3 of the consolidated financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Disclosure Controls, Procedures and Internal Control over Financial Reporting

The Corporation’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that information relating to the Company, including its consolidated subsidiaries, required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

Also, the Corporation’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s internal control over financial reporting based on the criteria established in  – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended February 29, 2012, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 29, 2012 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

This section describes the principal risks that could have a material adverse effect on our business, financial condition or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. The actual effect of any event could be materially different from what we currently anticipate.

The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

management analysis of the financial situation and operating results

New Products and Technological Change

The markets for our products are competitive, therefore, our success continues to depend upon market acceptance of our products, our ability to enhance those products and our ability to introduce new products and features to meet changing customer requirements. Our business, financial condition and results of operations could be adversely affected if we incur delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

Growth Management

The growth of our operations places a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:
•
hire and train sales and marketing staff to create an expanding presence in the evolving marketplace for our products, and to keep staff informed regarding the technical features, issues and key selling points of our products;

•	attract and retain qualified technical personnel in order to continue to develop reliable and saleable products and services that respond to evolving customer needs;
•	increase our production capacity to meet unexpected surges in demand for certain products manufactured in our facilities;
•	develop customer support capacity as sales increase, so that we can provide customer support without diverting resources from product development efforts; and
•
expand our internal management, financial and IT controls significantly, so that we can maintain control over our operations and provide support to other functional areas within the Corporation as the number of personnel and size of the Corporation increases.

Any failure to manage our growth or maintain profitability could have a material adverse effect on our business, financial condition and results of operations.

Penetration of Markets and Continued Growth

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our business, financial condition and results of operations.

Intellectual Property

We must protect our proprietary technology and operate without infringing upon the intellectual property rights of others. We protect our intellectual property through a combination of patents, copyrights, trade secrets, trademarks, know-how and other proprietary information. This may not adequately protect our proprietary technology and intellectual property nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or other intellectual property, or disclose such intellectual property or trade secrets. Unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized use of our proprietary technology, if required, may be difficult, time-consuming and costly. Furthermore, there can be no assurance that our means of protecting our proprietary rights will be adequate. The cost of policing and defending infringement of our intellectual property and the failure to protect our proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Third Parties’ Allegations of Infringement

We cannot determine with certainty whether any existing third party patents or the issuance of any third party patent would require us to alter our technology, obtain licenses or cease certain activities. There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. If we are found to have infringed any patents, trademarks or other intellectual property, a jury or a judge could award significant damages and proscribe us from management analysis of the financial situation and operating results distributing our products that infringe the patents, trademarks or other intellectual property in jurisdictions in which such rights are effective. This could result in a material adverse effect on our business, results of operations and financial condition. It is likely that in the course of our business, we will receive communications of alleged infringement in the future. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation. Regardless of their merit, any such disputes could be time consuming and expensive to defend while diverting management’s attention and focus away from our business. Such disputes could also result in product shipment delays or stoppages and subject us to significant liabilities. In the case of disputes relating to intellectual property rights, we may be required to enter into costly royalty or licensing agreements or to modify or stop using the infringing technology. Consequently, such disputes could have a material adverse effect on our business, financial conditions and results of operations.

Unpredictable Quarterly Revenues and Operating Results

Our revenues are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	competitive conditions in our industry, including new products, product announcements and incentive pricing offered by our competitors;
•	our ability to hire, train and retain sufficient sales and professional services staff;
•	our ability to maintain existing relationships with customers and end users and to create new relationships with potential customers and end users;
•	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	our ability to complete our service obligations related to product sales in a timely manner;
•	changes in our pricing policies and the pricing policies of our competitors;
•	timing of product development and new product initiatives.

In light of the foregoing, quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or our failure to achieve expected quarterly earnings per share could cause the market price of our common shares to decline or have a material adverse effect on our business, financial condition and results of operations.

Additional funding Requirements and Access to Capital

The Corporation may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other pharmaceutical companies and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Corporation’s products. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the Corporation waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation.

Potential Changes to Gross Margin Percentages

If actual production costs are higher than anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower product prices, which may further decrease our margins if we are unable to offset that effect by cost-reduction measures. If gross margins are reduced with respect to an important product line or if sales of lower-margin products exceed sales of higher-margin products, our profitability may decrease and our business could suffer.

management analysis of the financial situation and operating results

Reliance on Key Employees

Our prospective success will depend on the performance and continued service of our talented and dedicated workforce. Competition for high-level scientific, engineering, marketing, sales, and executive personnel is intense, particularly in our sector. In particular, because our R&D activities are primarily conducted in Québec, we are substantially dependent on that labour market to attract qualified scientists. There can be no assurance that we will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect our business.

Reliance on Manufacturing and Assembly Facilities

Our revenues are dependent on the continued operations of our manufacturing facility. The operation of our manufacturing facility in Sherbrooke involves some risks, including the failure or substandard performance of equipment, natural disasters, delays in obtaining raw production materials and components, plant shutdowns and labour disruptions. We do not generally carry a large inventory of finished products, and therefore any significant interruption in production could have a material adverse effect on our business, financial condition and results of operations.

Product Defects

If any of our products prove defective, we may be required to recall such products. A recall may cause us to incur significant expenses, disrupt sales and adversely affect our reputation and products, any one or a combination of which could have a material adverse effect on our business, financial condition and results of operations.

Third Party Suppliers

We rely on third-party limited groups of suppliers to provide us with raw materials necessary for the manufacture of our products. As a result of worldwide demand for and shortage of raw material, some suppliers have from time to time limited the quantity we may purchase. If we are unable to obtain sufficient raw material, our production and shipment of products will be delayed, we may lose customers and our profitability will be affected. Reliance on suppliers also reduces our control over production costs, delivery schedules, reliability and quality of raw materials. Any inability to obtain timely deliveries of quality raw materials, or any other circumstances that would require us to seek alternative suppliers, could adversely affect our ability to deliver products to our customers. In addition, we regularly outsource limited aspects of the manufacturing like softgels encapsulation to contract manufacturers which might create delays in their deliveries, could have a material adverse effect on our business, financial condition and results of operations.

Environmental Regulations

Our operations are subject to environmental regulations in each of the jurisdictions in which we conduct our business. Some of our ingredients contain substances that are regulated in various jurisdictions, which also add complexity in our product procurement operations as we need to comply with all health regulation bodies around the world. Ensuring compliance with these regulations and coordinating compliance activities with suppliers may results in additional costs to the Company and may result in disruption to operations. If we fail to timely comply with such regulations, we could face sanctions for such non-compliance, and our customers further may refuse to purchase our products, which would have a materially adverse effect on our business, financial condition and results of operations.

Foreign Exchange

A substantial portion of our revenues is earned in US dollars and our revenues are exposed to US dollar and Euro currency fluctuations. From time to time, we use hedging contracts to minimize the downside risk from any fluctuations in our cash flows due to exchange rate changes. However, we do not hedge entirely the exposure related to any one foreign currency and we do not hedge our exposure at all with respect to certain foreign currencies. We generate approximately 65% of our worldwide revenue in US dollars and report our consolidated financial statements in Canadian dollars. If the US dollar weakens vis-à-vis the Canadian dollar, this will adversely impact our revenue and net earnings.

management analysis of the financial situation and operating results

International Operations

We derive a significant portion of our revenues from international sales. We also plan to continue to expand our international sales and marketing efforts. There are a number of risks inherent in our international business activities, including unexpected changes foreign government policies concerning the import and export of goods  and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect our international sales and regional and international political, social and economic uncertainties can negatively impact our revenues and ability to collect our accounts receivable. There can be no assurance that such factors will not materially adversely affect the revenues from our future international sales and, consequently, our results of operations. In addition, revenues that we earn abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect our earnings. Each of these factors could have an adverse effect on our business, financial condition and results of operations.

Tax Matters Including R&D Tax Credits

Although we are of the view that all expenses and tax credits claimed by us, including R&D expenses and related tax credits, are reasonable and deductible and have been correctly determined, there can be no assurance that the Canadian taxation authorities will agree. If the Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our operating results could be adversely affected. If the Canadian taxation authorities reduce the tax credit either by reducing the rate of the grant or the eligibility of some R&D expenses in the future, our operating results will be adversely affected. The majority of our R&D activities are conducted at our plant in Sherbrooke, Québec. We participate in government programs with both the federal government and the Government of Québec that provide R&D tax credits based upon qualifying R&D expenditures. These expenditures primarily consist of the salaries of the persons conducting R&D activities. If these R&D tax credits are reduced or eliminated, this may adversely affect our business, financial condition and results of operations.

Credit Risk

In order to sustain our cash flows and net earnings, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our customers’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to correctly invoice customers for our products in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may impair our customers’ ability to pay for products already delivered, and ultimately cause them to default on existing agreements, in each case, causing a shortfall in revenue and impairing our future prospects.

Risks Relating to the Industry

Competitive Environment

Our competitors may announce new products that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors and potential competitors have significantly greater financial, technical, marketing, sales, service and other resources than we have. Some of these companies also have a larger installed base of customers. There can be no assurance that we will succeed in providing competitively priced products at a quality and service level that will enable us to maintain and grow our market share.

management analysis of the financial situation and operating results

Global Economic Uncertainties

We sell our products in approximately 30 countries worldwide. The large majority of our revenues are generated outside of Canada. We can neither predict the impact that current global economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. Economic slowdown in any of the regions in which we operate could result in higher inventory levels, reduced capital spending as well as increased competition and price declines in many sectors of the relevant economy. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks related to the subsidiaries

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals. The subsidiaries are considered development stage enterprises. Almost all research and development, administration and capital expenditures incurred by the subsidiaries since the start of operations are associated with the R&D projects.

The subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Corporation in its license agreement, and the establishment of strategic alliances. The subsidiaries will have to finance their research and development activities and their clinical studies. To achieve the objectives of their business plan, the subsidiaries plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

The subsidiaries have incurred operating losses and negative cash flows from operations since inception. As at February 29, 2012, the subsidiaries current liabilities and expected level of expenses in the research and development phase of their drug candidates significantly exceed current assets. The subsidiaries liabilities at February 29, 2012 include large amounts due to the Corporation. The subsidiaries plans to rely on the continued support of the Corporation to pursue their operations, including obtaining additional funding, if required. The continuance of this support is outside of the subsidiaries control. If the subsidiaries do not receive the continued financial support from the Corporation or the subsidiaries do not raise additional funds, they may not be able to realize their assets and discharge their liabilities in the normal course of business. As a result, there exists a material uncertainty that may cast significant doubt about the subsidiaries ability to continue as a going concern and, therefore, realize their assets and discharge their liabilities in the normal course of business.

The financial statements of the subsidiaries have been prepared on a going concern basis, which assumes the subsidiaries will continue their operations in the foreseeable future and will be able to realize their assets and discharge their liabilities and commitments in the ordinary course of business. The subsidiaries financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for their financial statements should the subsidiaries not receive additional financing from the Corporation or other sources.

Product Liability:
The Corporation has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Corporation also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Corporation has obtained Good Manufacturing Practices accreditation from Health Canada.

PROSPECTIVE STATEMENTS
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Corporation products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was prepared. The inclusion of this information should not be considered a declaration by the Corporation these estimated results have been achieved.

management analysis of the financial situation and operating results

ADDITIONAL INFORMATION
Updated and additional Corporation information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 9, 2012, the total number of common shares issued by the Corporation and in circulation was 49,775,093 and Corporation common shares were being traded on the TSX under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,445,015 warrants and 6,273,000 options outstanding as at the same date. In addition, Acasti had 5,502,500 options, 5,741,750 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding and NeuroBioPharm had     546,250 options and 6,000,000 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin
Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer